Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Glamis Gold Ltd.
5190 Neil Road
Reno, Nevada 89502
(the “Company”)

Item 2	Date of Material Change
December 1, 2005

Item 3	News Release
A news release was issued by the Company on December 1, 2005 and filed on SEDAR.

Item 4	Summary of Material Change
On December 1, 2005, the Company announced that new drilling results at its Cerro Blanco Project in Guatemala have resulted in updated mineral resource estimates.

Item 5	Full Description of Material Change
New drilling results at the Company’s Cerro Blanco project in southeastern Guatemala have resulted in an updated mineral resource estimate. The Company had previously announced an inferred resource for Cerro Blanco of 873,000 ounces of gold. Additional drilling carried out during 2005 has resulted in an updated mineral resource of 1.27 million ounces of gold in the indicated category at an average grade of 15.7 grams per tonne and an additional 0.67 million ounces of inferred resource at an average grade of 15.3 grams per tonne. Gold resources were defined within underground mineable shapes using a cutoff grade of approximately 8.0 grams equivalent per tonne. The total estimated indicated resource for silver at Cerro Blanco is approximately 5.87 million ounces at an average grade of 72.0 grams per tonne and an inferred resource of 2.6 million ounces at an average grade of 59.6 grams per tonne.
The new mineral resource includes drilling results along 0.9 kilometer of strike length and to a depth of 350 meters. The deposit remains open to the north and south and at depth, and further drilling is continuing with eight rigs currently active on the property. Surface sampling suggests that the gold system could extend an additional 1.5 kilometers to the north and an unknown distance to the south beneath valley fill. The entire Cerro Blanco drill hole data base can be accessed on the company web site at www.glamis.com.

MINERAL RESOURCES FOR THE CERRO BLANCO PROJECT
(As at December 1, 2005)

	Indicated	Inferred
Tonnes	2,516,800	1,351,100
Gold (avg. grams/tonne)	15.7	15.3
Silver (avg. grams/tonne)	72.0	59.6
The Company continues to conduct baseline environmental work, permitting, hydrology studies, facility scoping and metallurgical testing with the intent of developing an underground mine. A feasibility study for Cerro Blanco is expected to be completed in late 2006, with development starting at completion of the study. Initial production is targeted for late 2008.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7	Omitted Information
Not applicable.

Item 8	Executive Officer
James S. Voorhees
Executive Vice-President, Chief Operating Officer
Telephone: (775) 827-4600 (ext. 3127)

Item 9	Date of Report
December 9, 2005
GLAMIS GOLD LTD.
Signed: “James S. Voorhees”

James S. Voorhees
Executive Vice-President, Chief Operating Officer